OMB APPROVAL

OMB Number: 3235-0116

Expires: March 31, 2011

Estimated average burden
hours per response: 8.7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
Suite 1350 - 650 West Georgia Street Vancouver, B.C. V6B 14N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

  82-

A detailed description of the transactions described in this Letter of Transmittal is contained in the Company’s Information Circular dated June 30, 2009 mailed to the Company’s Shareholders in connection with the annual and special meeting that is scheduled to be held on July 30, 2009.  You are strongly encouraged to read the Information Circular before completing this Letter of Transmittal.  You may obtain a copy of the Information Circular under the profile of Rimfire Minerals Corporation at www.sedar.com.  You may also request a copy free of charge by contacting Computershare Investor Services Inc. at the address or telephone numbers set out in this Letter of Transmittal.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Information Circular.

The instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal.  Computershare Investor Services Inc. (see below for address and telephone number) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

for registered holders of common shares of

RIMFIRE MINERALS CORPORATION

(the “Company”)

This Letter of Transmittal is for use by registered holders (“Shareholders”) of common shares (“Rimfire Shares”) of the Company in connection with the proposed arrangement (the “Arrangement”) involving the Company and Geoinformatics Exploration Inc. (“Geoinformatics”) under which Geoinformatics proposes to acquire all of the outstanding Rimfire Shares in exchange for 0.87 common shares of Geoinformatics (“Geoinformatics Shares”), after giving effect to the Geoinformatics Share Consolidation, for every one Rimfire Share acquired.  No Shareholder will be entitled to receive a fractional Geoinformatics Share upon or as a result of the Arrangement, and no cash or other payment in lieu of fractional shares shall be paid to any such Shareholder under the Arrangement.  The number of Geoinformatics Shares to be issued will be rounded up to the nearest whole Geoinformatics Share in the event that a Shareholder is entitled to a fractional share representing 0.5 or more of a Geoinformatics Share and will be rounded down to the nearest whole Geoinformatics Share in the event that a Shareholder is entitled to a fractional share representing less than 0.5 of a Geoinformatics Share.  Shareholders are referred to the Information Circular which contains important details with respect to the Arrangement.  Shareholders are encouraged to carefully review the Information Circular in its entirety.

To ensure timely delivery of the certificate(s) representing the Geoinformatics Shares (the “Geoinformatics Certificates”) that a Shareholder is entitled to under the Arrangement, it is recommended that this Letter of Transmittal, properly completed and signed, together with the certificates representing the Rimfire Shares and any other required documentation be delivered by mail, hand or courier to Computershare Investor Services Inc. (the “Depositary”) at the address set forth on the back page of this Letter of Transmittal on or before 5:00 p.m. (Vancouver time) on the second business day preceding the Meeting (the “Deposit Date”).  The Deposit Date will be July 28, 2009 unless the Meeting is postponed or adjourned.  Shareholders who do not deliver a properly completed and signed Letter of Transmittal, the certificates representing the Rimfire Shares and all other required documentation to the Depositary will not receive the Geoinformatics Certificate(s) to which they are otherwise entitled, until such documentation is provided.

Whether or not Shareholders deliver this Letter of Transmittal, the certificates representing the Rimfire Shares and all other required documentation to the Depositary, as of the Effective Date (as defined in the Information Circular), Shareholders will cease to be Shareholders of the Company and, in respect of their Rimfire Shares, will only be entitled to receive the Geoinformatics Certificates to which they are entitled under the Arrangement or, in the case of Shareholders who properly exercise dissent rights (as described in the Information Circular), the right to receive fair value for their Rimfire Shares in accordance with the dissent procedures.  However, if any Shareholder fails to deliver this Letter of Transmittal, the certificates representing the Rimfire Shares and all other required documentation to the Depositary on or before the sixth anniversary of the Effective Date, such Shareholder will be deemed to have surrendered such Rimfire Shares to Geoinformatics for cancellation and such Rimfire Shares will be cancelled.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ON THE LAST PAGE HEREOF WILL NOT CONSTITUTE VALID DELIVERY.

Please carefully read the instructions herein before completing this Letter of Transmittal.

PART 1 — DEPOSIT

TO:

RIMFIRE MINERALS CORPORATION

AND TO:

GEOINFORMATICS EXPLORATION INC.

AND TO:

COMPUTERSHARE INVESTOR SERVICES INC., AS DEPOSITARY

The undersigned hereby irrevocably deposits with the Depositary the enclosed certificate(s) representing Rimfire Shares for exchange and cancellation upon the Arrangement becoming effective.  The details of the enclosed certificate(s) are as follows:

(Please print; if insufficient space, attach a list in the form below)

Certificate Number(s)	Name in which the Certificate is Registered	Number of Rimfire Shares Deposited

TOTAL:

The undersigned hereby:

1.

Represents and warrants that:

(a)

The undersigned has full power and authority to deposit, sell, assign and transfer the Rimfire Shares being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such deposited Rimfire Shares, or any interest therein, to any other person.

(b)

The undersigned, or the person on whose behalf the Rimfire Shares are being deposited, has good title to and is the beneficial owner of the Rimfire Shares being deposited, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

(c)

The undersigned has the full power and authority to execute and deliver this Letter of Transmittal and all information inserted into this Letter of Transmittal by the undersigned is complete and accurate.

(d)

The delivery of Rimfire Shares by the undersigned under this Letter of Transmittal does not violate any laws applicable to the undersigned.

2.

Directs the Company, Geoinformatics and the Depositary:

(a)

To issue or cause to be issued the Geoinformatics Certificate(s) which the undersigned is entitled to receive under the Arrangement and to send such certificates, as soon as reasonably practicable after the Effective Date, and in any event within the later of three business days after the Effective Date and three business days after the receipt by the Depositary of the required documentation, by mail, postage prepaid, in accordance with the instructions given in Box A or Box B below, or to hold such certificates for pick-up in accordance with the instructions given in Box C below.

(b)

If the Arrangement is not completed, to return the certificates representing the Rimfire Shares to the undersigned, as soon as reasonably practicable, by first class insured mail, postage prepaid, to the undersigned at the address of the undersigned shown in the register of Rimfire Shares maintained by the Company or the Depositary or, if Box C below has been completed, hold such certificates for pick-up by the undersigned.  The undersigned recognizes that the Company has no obligation pursuant to the instructions given below to transfer any of the undersigned’s Rimfire Shares if the Arrangement is not completed.

3.

Covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the deposit of the Rimfire Shares.

4.

Acknowledges that deposits of Rimfire Shares pursuant to the instructions hereto will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions set forth in the Information Circular, including the undersigned’s representations and warranties set forth above which, together with the undersigned’s covenants set forth herein, will survive the completion of the Arrangement.

5.

Agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Rimfire Shares deposited pursuant to the Arrangement will be determined by the Company in its sole discretion and that such determination will be final and binding and acknowledges that there is no duty or obligation on the Company, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability will be incurred by any of them for failure to give any such notice.

6.

By reason of the use by the undersigned of an English language form of this Letter of Transmittal, the undersigned is deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn-up exclusively in the English language.  En raison de l’usage d’une version anglaise de cette lettre d’envoi par le soussigné, ce dernier est réputé avoir demandé que tout contrat attesté par l’Arrangement, qui est accepté au moyen de cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais.

BLOCK A — ISSUANCE INSTRUCTIONS

Issue Geoinformatics Certificate(s) in the name indicated below and enter the address indicated below in the share register.  (See Instructions 2, 3, 4 and 5; (please print or type):

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal or Zip Code)

(Area Code and Telephone – Business Hours)

(E-mail Address)

BLOCK B — SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if the Geoinformatics Certificate(s) are to be sent to someone other than the person shown in Box A or to an address other than the address shown in Box A.  (See Instructions 2, 3, 4 and 5; please print or type.)

1

same address as Block A or to:

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal or Zip Code)

(Area Code and Telephone – Business Hours)

(E-mail Address)

BLOCK C — SPECIAL PICK-UP INSTRUCTIONS 1 HOLD FOR PICK UP AT THE OFFICE OF DEPOSITARY AT THE PLACE OF DEPOSIT

BLOCK D — SIGNATURE GUARANTEE

Signature guaranteed by
(if required under Instruction 3):

Authorized Signature

Name of Guarantor (please print or type)

(Street Address and Number)

(City and Province or State)

(Country and Postal or Zip Code)

(Area Code and Telephone – Business Hours)

BLOCK E — SIGNATURE

Dated:

Signature of Shareholder or Authorized Representative
— See Instructions 2, 3 and 4

Name of Shareholder (please print or type)

Name of Authorized Representative, if applicable
(please print or type)

(Street Address and Number)  (please print or type)

(City and Province or State)

(Country and Postal or Zip Code)

(Area Code and Telephone – Business Hours)

(E-mail Address)

PART 2 — INSTRUCTIONS

1.

Use of Letter of Transmittal

1.1

To ensure timely delivery of the Geoinformatics Certificates to which a Shareholder is entitled, it is recommended that this Letter of Transmittal, or a manually signed facsimile copy hereof, properly completed and duly executed as required by the instructions set forth below, together with accompanying certificate(s) representing the Rimfire Shares and any other documents required by this Letter of Transmittal, be received by the Depositary at any of the offices specified below on or before the Deposit Date.

1.2

The method used to deliver this Letter of Transmittal, the certificate(s) representing the Rimfire Shares and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received.  The Company recommends that such documents be delivered by hand to the Depositary and a receipt be obtained therefor.  However, if such documents are mailed, the Company recommends that registered mail be used and that proper insurance be obtained.  Shareholders whose Rimfire Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact the nominee for assistance in depositing their Rimfire Shares.

2.

Signatures

2.1

This Letter of Transmittal must be filled in, and Box E must be dated and signed by the holder of the Rimfire Shares or by such holder’s duly authorized representative (in accordance with Instruction 4).

2.2

If this Letter of Transmittal is signed by the registered holder of the accompanying certificate(s) representing the Rimfire Shares, such signature on this Letter of Transmittal must correspond with the name as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed.  If such transmitted certificate(s) are held of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

2.3

If this Letter of Transmittal is signed by a person other than the registered holder(s) of the accompanying certificate(s) representing the Rimfire Shares, or if the Geoinformatics Certificates are to be issued to a person other than the registered holder(s) of the accompanying certificate(s), if applicable:

(a)

Such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power(s) of attorney duly and properly completed by the registered holder(s); and

(b)

The signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3 below.

3.

Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Rimfire Shares, or if the Geoinformatics Certificates are to be issued to a person other than the registered holder(s), or if the Arrangement is not approved by the Shareholders and the Rimfire Shares are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Rimfire Shares such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (see Box D).  No guarantee is required if the signature is that of an Eligible Institution.  An “Eligible Institution” means a Canadian Schedule I chartered bank, or a guarantor institution with membership in an approved Medallion signature guarantee program.

4.

Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate(s) representing the Rimfire Shares or share transfer or power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of such authority to act.  Any of the Company, Geoinformatics or the Depositary may, at their discretion, require additional evidence of authority or additional documentation.

5.

Delivery Instructions

The box entitled “Box B — Special Delivery Instructions” should be completed only if the address to which the Geoinformatics Certificates are to be mailed is different from that provided in Box A.  If neither Box B nor Box C is completed, any Geoinformatics Certificates will be mailed to the depositing Shareholder at the address indicated in Box A in this Letter of Transmittal.  If Box C is not completed and no address is provided in this Letter of Transmittal, then any Geoinformatics Certificates will be mailed to the address of the Shareholder as it appears on the register of Rimfire Shares as of 5:00 p.m. (Vancouver time) on the day preceding the Effective Date.

6.

Lost Certificate(s)

If a certificate representing the Rimfire Shares has been destroyed, lost or mislaid, a Shareholder should immediately contact the Depositary at Toll Free (North America): 1-800-564-6253, Overseas: 1-514-982-7555 regarding the issuance of a replacement certificate once the Shareholder has satisfied such requirements as may be imposed by the Company or the Depositary in connection with the issuance of the replacement certificate.

7.

General

7.1

If the space on this Letter of Transmittal is insufficient to list all certificate(s) representing the Rimfire Shares, additional certificate numbers and numbers of Rimfire Shares may be included on a separate signed list affixed to this Letter of Transmittal.

7.2

If the Rimfire Shares are registered in different forms (e.g., “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

7.3

No alternative, conditional or contingent deposits will be accepted.

7.4

Each of the Company and Geoinformatics reserves the right, if it so elects in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

7.5

It is strongly recommended that prior to completing this Letter of Transmittal, the undersigned read the accompanying Information Circular.

7.6

Questions and requests for assistance may be directed to the Depositary and additional copies of the Information Circular and this Letter of Transmittal may be obtained without charge from the Depositary at any of the offices at the addresses listed below.

IMPORTANT:  TO ENSURE TIMELY DELIVERY OF THE GEOINFORMATICS CERTIFICATE(S) TO WHICH A SHAREHOLDER IS ENTITLED UNDER THE ARRANGEMENT, IT IS RECOMMENDED THAT THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE HEREOF, TOGETHER WITH THE CERTIFICATE(S) REPRESENTING THE RIMFIRE SHARES AND ALL OTHER REQUIRED DOCUMENTS BE RECEIVED BY THE DEPOSITARY AT ITS OFFICES SET OUT BELOW AT OR PRIOR TO THE DEPOSIT DATE.

COMPUTERSHARE INVESTOR SERVICES INC.

By regular mail, registered mail, courier, or by hand:

510 Burrard Street, 2nd Floor

Vancouver, British Columbia V6C 3B9

Attention:  Corporate Actions Department

OR

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Attention:  Corporate Actions Department

Any questions and requests for assistance may be directed by Shareholders to Computershare Investor Services Inc. at Toll Free (North America):  1-800-564-6253, Overseas: 1-514-982-7555 or by sending an e-mail to corporateactions@computershare.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: July 2, 2009	By: “Jason S. Weber”

Jason S. Weber, Chief Executive Officer